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October 14, 2015
M. Hughes Bates, Esq. Special Counsel Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Morgan Stanley Capital I Inc.
Registration Statement on Form SF-3
Filed August 26, 2015
File No. 333-206582

Dear Mr. Bates:
On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your letter of September 22, 2015 concerning the Registration Statement on Form SF-3 filed by the Registrant on August 26, 2015 (the “Registration Statement”).  We have reviewed and discussed your letter with representatives of the Registrant, which has instructed us to submit the responses set forth in this letter on its behalf.  For your convenience, each comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) is repeated in italics below.  The Registrant is filing its Pre-Effective Amendment No. 1 to the Registration Statement simultaneously with the submission of this letter.  Included with this letter is a clean copy of the Pre-Effective Amendment No. 1 to the Registration Statement together with a copy marked to show changes implemented in response to the comments of the Staff.
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

M. Hughes Bates

Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

2.	Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

The Registrant believes that the pooling and servicing agreements (the “PSAs”) that will be entered into in connection with each offering under the Registration Statement are not required to be qualified under the TIA because the commercial mortgage pass-through certificates (the “Certificates”) to be issued under the PSAs are exempt from qualification under the TIA.  This position is consistent with more than three decades of market and Securities and Exchange Commission practice.  In addition, the Registrant’s position is supported by recent jurisprudence from the United States Court of Appeals for the Second Circuit (the “Second Circuit”).  On December 23, 2014, the Second Circuit held that mortgage pass-through certificates issued by 530 trusts created under pooling and servicing agreements governed by New York law were “certificate[s] of interest or participation in two or more securities” that have “substantially different rights and privileges” and were therefore exempt from the TIA pursuant to Section 304(a)(2).  See Retirement Bd. of the Policemen’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 775 F.3d 154, 163-65 (2d Cir. 2014).

In support of its conclusion that the mortgage pass-through certificates at issue were exempt from the TIA pursuant to Section 304(a)(2), the Second Circuit found the following three factors to be dispositive: (i) the pass-through certificates issued under a pooling and servicing agreement are “certificates of interest” in the pool of mortgage loans included in the related trust, (ii) the pool of mortgage loans included in the related trust consists of two or more mortgage loans, each of which constitutes a “security” for purposes of Section 304(a)(2), and (iii) each mortgage loan included in a trust has “substantially different rights and privileges” vis-à-vis the other mortgage loans in the trust.  Retirement Bd. of the Policemen’s Annuity and Benefit Fund of the City of Chicago, 775 F.3d 154 at 167-69.  The Registrant believes that each of these foregoing

M. Hughes Bates

three factors apply equally to the Certificates.  Accordingly, any Certificates offered under the Registration Statement will also be exempt from the TIA pursuant to Section 304(a)(2).

In Retirement Bd. of the Policemen’s Annuity and Benefit Fund of the City of Chicago, the Second Circuit based its holding solely on the operation of Section 304(a)(2) and did not consider whether the mortgage pass-through certificates at issue would be exempt by operation of Section 304(a)(1) of the TIA.  However, the Registrant believes that the exemption provided in Section 304(a)(1) would also apply to Certificates offered under the Registration Statement.

Section 304(a)(1) creates an exemption for any security other than “(A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate.”  As discussed in the following paragraph, the Certificates will represent beneficial ownership interests (i.e., equity interests) in the assets of an underlying trust, and are not “notes,” “bonds,” “debentures” or “evidence of indebtedness.”

In response to the Staff’s request, the Registrant believes that the Certificates differ from asset-backed securities issued as notes (“Notes”) in the following respects: (i) the Certificates will not be issued in the form of notes, but as certificates, whereas Notes are issued in the form of notes; (ii) the Certificates will be issued under a pooling and servicing agreement, whereas Notes are issued under an indenture; (iii) the Certificates represent beneficial ownership interests (i.e., equity interests) in the assets of an underlying trust (i.e., the mortgage loans), whereas Notes represent a debt obligation of an issuer secured by a pledge of the collateral (i.e., the mortgage loans); (iv) the Certificates do not have a stated maturity date by which all payments on the Certificates are due (i.e., the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), whereas Notes have a stated maturity date by which final payment must be made; and (v) the Certificates are not subject to events of default that would enable the holders of the Certificates to exercise certain creditor remedies against the issuing trust, whereas Notes are subject to events of default (e.g., the failure of an issuer to pay the Notes in full on the maturity date) that enable the holders of Notes to exercise certain creditor remedies (e.g., seizing the collateral and forcing a sale of the collateral, with proceeds from the sale used to make payments on the Notes).

The Registrant confirms that it understands that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).

M. Hughes Bates

Summary of Terms

Relevant Parties – Significant Obligors, page 19, and Description of the Mortgage Pool – Mortgage Pool Characteristics – Significant Mortgage Loans and Significant Obligors, page 133
3.	We note that you contemplate including any obligor, property or lessee representing 10% or more of the asset pool as a significant obligor. Please confirm that you will also include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor. Refer to Item 1101(k) of Regulation AB.
The Registrant confirms that it will include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor.
Transaction Parties

The Sponsors, Mortgage Loan Sellers and Originators, page 176
4.	We note your statement that a third party will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).
The Registrant confirms that if the Registrant or an underwriter obtains a due diligence report from a third-party provider for any offering occurring on or after June 15, 2015, the Registrant, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the Registrant or the underwriter has obtained.
[Credit Risk Retention], page 193
5.	Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rule 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR.

M. Hughes Bates

The Registrant confirms that each sponsor will provide any required post-closing disclosure in accordance with the risk retention requirements by filing the related information on Form 8-K within a reasonable period of time after the closing of any securitization.
Pooling and Servicing Agreement

The Asset Representations Reviewer – Asset Review, page 304

6.	Under the registration statement, investors are given a 150-day period to conduct an asset review vote following the receipt of an asset review vote election. However, under the Pooling and Servicing Agreement on page 397, investors are given a 180-day period. Please amend so that this is consistent.
The Registrant has modified page 397 of the form of pooling and servicing agreement filed as Exhibit 4.1 to the Registration Statement in response to the Staff’s comment.
Signatures
7.	Please revise the signature page for the depositor. The registration statement must be signed by the depositor’s principal financial officer and controller or principal accounting officer. Refer to Signature Instructions of Form SF-3.
The Registrant has modified the signature page to the Registration Statement in response to the Staff’s comment.
Exhibit Index
8.	Please confirm to us that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.
The Registrant confirms that it will file the certification relating to qualifying CRE loans if it intends to use that exemption under the risk retention rules.

M. Hughes Bates

Other
The Registrant hereby acknowledges that:
•
should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•
the action of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.
Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:	Kevin Ng, Morgan Stanley
Tejal Wadhwani, Morgan Stanley
Jane Lam, Morgan Stanley